FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

FOSTER'S
GROUP
Inspiring Global Enjoyment

12 February 2002 Fosters Brewing Group

Foster's Growth Strategy Delivers

Net Profit Up 20.6 %

Foster's Group Limited today announced results for the half year ended 31 December 2001.

Financial Highlights

- Net profit increased 20.6% to $322.2 million.
- Earnings before interest and tax (EBIT) was up 25.7% to $555.5 million.
  - CUB EBIT rose 5.5% to $314.1 million.
  - Beringer Blass EBIT increased 49.2% to $250.1 million.
  - *Foster's Brewing International EBIT rose 55.6% to $14.0 million.*
- Cash profit before interest and tax increased 15.6% to $581.0 million.
- Operating revenue increased 20.2% to $2.6 billion.
- Earnings per share rose 9.7% to 15.9 cents. Cash earnings per share rose 9.7% to 17.0 cents.

Operating Highlights

- Foster's cemented its position as a diversified global premium-branded beverage company, delivering a strong group result. In a low inflationary environment, and despite flat overall volumes, group margins grew to their highest level ever, with the focus on core brands in key markets delivering results.
- Carlton & United Breweries (CUB) continued to contribute strong cash flows, underpinned by another solid performance by the Australian beer business, a turnaround in ALH, and an increased contribution from Continental Spirits.
- The international beer business continued to leverage the strength of the Foster's brand in every region of the world.
- The seamless integration of Beringer Wine Estates and the recent reorganization of the wine business represent important milestones towards the development of a global wine business. The US and Australian wine trade divisions both recorded strong volume growth, the services business performed ahead of expectations and Australian wine clubs achieved a good result in the face of difficult trading conditions.

Foster's President and CEO, Mr Ted Kunkel, said,

"Today's result demonstrates the underlying strength of the core beer and wine businesses which together have produced a strong result in extraordinary market circumstances."

"When Foster's acquired Beringer 15 months ago, we said it would take until this financial reporting period to demonstrate why a major US wine investment was the correct strategy for the group. This result reinforces that we are on track, with North American wine profit now at $160 million, representing almost 30% of group EBIT, and premium wine globally, a new growth engine for the group, delivering a profit of $250 million."

"CUB's EBIT growth was solid and the business continued its formidable record as a cash generator with divisional operating cashflows of $246 million. As well as providing the cash for investment in global wine, CUB will invest in its own broader growth future."

"Foster's Group is weathering the global economic downturn successfully and we are well placed to ride the wave of any upturn. We will continue to pursue organic growth, supplemented by the right strategic acquisition opportunities as they arise."

"We look forward to the future with confidence."

- ends –

Media:

Graeme Willersdorf
_+613 9633 2073_
_0418 288 400_

Nicole Devlin
_+613 9633 2261_
_0418 202 375_

Investor Relations:

Domenic Panaccio
_+613 9633 2773_

Foster's Group Limited is a global premium branded beverage company generating more than $4.5 billion in total annual sales. Foster's business activities span international beer and wine and Australian spirits, leisure and entertainment and residential property interests. The group has brewing operations in Australia, Vietnam, India, China and the Pacific and wine operations in Australia, Chile, the United States, the Netherlands, France, Germany, Italy and New Zealand.

Foster's operates through four principal businesses: Carlton and United Breweries (CUB), the Australian beer, leisure and spirits arm of the business; Beringer Blass Wine Estates, the company's international wine division; Foster's Brewing International, which manages Foster's Lager, one of the world's fastest growing international premium beer brands, in more than 150 countries; and the Lensworth Group, the company's urban residential property division.

Foster's employs around 14,000 people and is listed on the Australian Stock Exchange.

For more information about Foster's visit www.fostersgroup.com

Group Financial Review

Revenue

Total operating revenue increased 20.2% to $2,567.1 million. Net sales revenue increased 19.4% to $2,368.7 million, driven by the full half-year impact of Beringer. The wine business now accounts for 41% of the group's net sales revenue.

Revenue Summary

6 months to 31 December 2001	2001 $m	2000 $m	% Change
Beer			
• Australian	800.5	792.5	1.0
• International	89.8	75.0	19.7
	890.3	867.5	2.6
Wine			
• Trade	678.6	403.4	68.2
• Clubs	209.2	179.6	16.5
• Services	111.7	81.4	37.2
• Intra-division sales	(17.8)	(13.3)	33.8
	981.7	651.1	50.8
Spirits	63.0	55.3	13.9
Leisure and Hospitality	439.3	421.2	4.3
Royalties and other sales revenue	46.9	30.8	52.3
Inter-segment sales	(52.5)	(42.0)	25.0
Net sales revenue	**2,368.7**	**1,983.9**	**19.4**
Other operating revenue	198.4	151.7	30.8
Total operating revenue #	**2,567.1**	**2,135.6**	**20.2**

Comparative revenue figures have been restated for the impact of accounting standard changes for the disclosure of joint venture partnership income and the transfer of the Continental Spirits New Zealand management to the International Beer business. Interest income relating to Treasury swap transactions has been disclosed net of related interest expense.

Earnings

The group reported net profit after tax of $322.2 million for the period, an increase of 20.6% over the December 2000 half of $267.1 million, an excellent result in the face of challenging market conditions.

Net profit before significant items increased 9.9%. Significant items of $29.9 million loss before tax were reported in the December 2000 half.

Earnings before interest and tax rose 25.7% to $555.5 million.

Taxation

The group's tax expense increased 39.9% to $138.8 million owing to the group's higher profitability and earnings growth in higher taxed countries. Overall, the effective tax rate moved to 30% from 27% in the December 2000 half.

Earnings per share

Earnings per share rose to 15.9 cents, an increase of 9.7% over the same period last year, despite a higher average number of shares on issue than the same time last year. Cash earnings per share (pre amortisation) increased to 17.0 cents, an increase of 9.7%.

Dividend

The Directors declared a final dividend of 7.5 cents per share fully franked, an increase of 7.1% over the same period last year. This dividend will be fully franked at the Australian company tax rate of 30%.

Earnings Summary

6 months to 31 December 2001	2001 $m	2000 $m	% Change
Earnings before interest and tax			
Beer			
• Australian	242.3	231.1	4.8
• International	14.0	9.0	55.6
	256.3	240.1	6.7
Wine			
• Trade	209.6	127.5	64.4
• Clubs	28.2	30.8	(8.4)
• Services	12.3	9.3	32.3
	250.1	167.6	49.2
Spirits	9.6	7.2	33.3
Leisure and Hospitality	62.2	59.4	4.7
Property and Investments	9.1	13.1	(30.5)
Corporate (incl. net significant items)	(31.8)	(45.5)	(30.1)
Total EBIT	**555.5**	**441.9**	**25.7**
Net interest expense	(93.0)	(74.3)	25.2
Tax	(138.8)	(99.2)	39.9
Outside equity interest	(1.5)	(1.3)	15.4
Net Profit after tax	**322.2**	**267.1**	**20.6**
Average shares outstanding (m)	2,020.1	1,830.6	
Dividends per share (cents)	7.5	7.0	

Cash Flow

Cash profit before interest and tax, adjusted for depreciation, amortisation and other non-cash items, increased by 15.6% to $581.0 million.

Operating cashflow of $58.4 million was significantly lower than the prior year of $195.4 million. Increased cash profits of $78.6 million and lower tax payments of $18.4 million were more than offset by:

- Higher debt related costs of $72 million including prepaid interest of $18 million.
- Higher working capital levels of $162 million in the following businesses:
  - Carlton & United up $56 million comprising $21 million beer excise which will reverse and $16 million in spirits excise with the balance relating to the late December sales.
  - Beringer Blass North America up $34 million as a result of both a build-up of inventory levels following a slow down of sales in on-premise and luxury wine outlets and higher receivables from sales occurring later in the period. In addition, the prior period incorporated annual vintage costs which were included as part of the acquisition costs and not operating cashflow.
  - Lensworth up $43 million due to timing of receipt of asset sales and payment for land stock acquisitions.
  - Foreign currency hedge payments of $29 million relating to currency hedge positions that reverse over time.

Capital spending and investments amounted to $231.7 million compared with $2,398.3 million in the previous period which included the purchase of Beringer Wine Estates.

The major acquisitions during the period were the purchase of two US based businesses: Independent Wine Accessories (IWA) an industry leader in the supply of wine accessory products and Etude Wines, an ultra premium Napa Valley producer of Pinot Noir and Cabernet Sauvignon. The other acquisitions were mainly in the Wine Services division including Tarac Bottlers, AP John and Nellie Products.

Net interest paid of $113.4 million was $71.7 million higher than the previous half year, mainly due to the impact of a higher level of borrowings associated with the financing of the Beringer Wine Estates acquisition in October 2000 for the full six month period.

Cash Flow Highlights

6 months to 31 December 2001	2001 $m	2000 $m	% Change
Cash profit before interest and tax	581.0	502.4	15.6
Net interest paid	(113.4)	(41.7)	171.9
Tax paid	(67.3)	(85.7)	(21.5)
Operating cash before working capital change	**400.3**	**375.0**	**6.7**
Working capital change	(341.9)	(179.6)	90.4
Net operating cash flows	**58.4**	**195.4**	**(70.1)**
Capital spending	(125.1)	(125.3)	
Investments	(106.6)	(2,273.0)	
Capital spending and investments	**(231.7)**	**(2,398.3)**	
Depreciation	79.6	63.4	
Amortisation	23.4	18.7	
Depreciation and amortisation	103.0	82.1	
Asset sale proceeds	38.8	5.2	
Net loan repayment proceeds	-	5.7	
Dividends paid	(86.0)	(70.9)	

Balance Sheet	**31 Dec 2001 $m**	**31 Dec 2000 $m**
Current assets *	2,781.5	2,462.1
Non-current assets	7,189.3	6,332.2
Total assets	**9,970.8**	**8,794.3**
represented by:		
Beer		
• Australian Beer	1,851.1	1,804.7
• International Beer	289.0	258.8
Wine	5,522.3	4,879.7
Spirits	165.1	132.6
Leisure and Hospitality	777.4	783.3
Property and Investments	199.6	176.0
Corporate (incl. tax and cash balances) *	1,166.3	759.2
	9,970.8	**8,794.3**
Current liabilities *	1,802.4	2,545.8
Non-current liabilities	4,007.1	2,941.3
Total liabilities	**5,809.5**	**5,487.1**
Total equity	**4,161.3**	**3,307.2**
Net debt	3,659.9	3,438.2
Gearing (%)	88.0%	104.0%
EBIT interest cover (times)	6.0	5.9

* Comparative restated to gross-up the disclosure of Treasury current receivables and payables where no legal right of set-off exists. Previously disclosed on a net basis.

Exchange rates

Balance sheet items denominated in US dollars have been translated at the 31 December 2001 closing exchange rate of $A1 = US$0.5102.

Interest and gearing

The group continued to improve interest cover and gearing. EBITDA interest cover was over 6 times. Gearing was 88%, down from 104% at December 2000.

Operating Review by Business Unit

Carlton & United (CUB)

CUB, comprising the Australian beer business, Australian Leisure and Hospitality (ALH) and Continental Spirits, had another solid result driven by the continued strength of the core beer business, a turnaround in ALH's performance, growth in Continental Spirits and a strong focus on cost control.

EBIT was $314.1 million, up 5.5% on the December 2000 half, despite lower overall market volumes. Net sales revenue was $800.5 million, up 1.0% on the December 2000 half.

CUB's strong cash generation continues to underpin the group's growth prospects, with cash flows of $246 million for the current half, down $50.5 million on the December 2000 half, mainly as a result of the timing of excise and duty payments.

6 months to 31 December 2001	2001 $m	2000 $m	% Change
Earnings before interest and tax			
• Australian Beer	242.3	231.1	4.8
• Spirits *	9.6	7.2	33.3
• Leisure and Hospitality	62.2	59.4	4.7
	314.1	297.7	5.5

* 2000 restated for Continental Spirits NZ transfer to Foster's Brewing International

Another Solid Result from Australian Beer

Australian Beer contributed EBIT of $242.3 million, up 4.8% on the December 2000 half. Volumes in the overall beer market declined by 1.5% influenced primarily by unseasonal weather patterns in South East Australia and the 2000 Olympic effect. CUB volumes were down 2.7% on the December 2000 half, additionally impacted by CUB's high market share in South East Australia and intensive competitive pressures, including significant growth in RTD's. In this environment, margins improved by 1.1 percentage points, as the benefits of efficiency gains flowed through.

Brand strength shines through

The focus on building a core family of brands across all four key segments continued and double-digit volume growth was achieved for Carlton Draught, Cascade Premium Light and Carlton Midstrength. The premium imported brand portfolio which includes Guinness, Corona, Stella Artois and Miller Genuine Draught, also grew strongly.

In the premium segment, Cascade Premium achieved solid volume growth and this combined with the consumer appeal of Crown Lager saw CUB maintain its leadership position in the premium category.

In the regular segment, prior year comparatives reflect the effect of the rise in beer excise on draught volumes following the introduction of the GST. That aside, volumes of Carlton Draught grew strongly, propelled by the brand's increased exposure through sponsorship of the AFL.

Several initiatives aimed at boosting sales in the draught market were undertaken and had a positive impact. The Draught Beer Academy was launched to improve understanding of beer quality and presentation for staff and customers. Certified staff training manuals have been rolled out to participating publicans and a mobile draught beer learning centre will be launched in February 2002, to take draught beer learning to regional areas. The launch of the Belgian Beer Café in Adelaide, an ALH venue, will also further the reinvigoration of draught beer.

VB maintained its market leadership position of the regular segment, supplemented by Carlton Draught. In addition, VB benefited as the new naming rights sponsor for the international one-day cricket series and its new advertising campaign 'The Couch', which was well received by its target market.

In the light segment, the dual brand strategy of Foster's Light Ice and Cascade Premium Light yielded results with volumes of Cascade Premium Light growing strongly as consumer support for the brand continued to outstrip expectations.

In the mid-strength segment, Carlton Midstrength achieved excellent growth in Western Australia and Queensland, with total volumes up on the December 2000 half. In this period, Midstrength became the biggest selling beer in Western Australia and CUB reached the position of number one brewer in that state.

Overall, CUB continued its market leadership in three of the four key beer segments – regular, premium and light and is making in-roads in the fourth midstrength segment.

Sponsorships propel brands

Following a strategic review of all its sponsorship properties CUB is focusing on key sponsorship activities that provide cost effective national coverage throughout the year. As a result, CUB is focussing on four main sponsorship properties and fully leveraging media and promotional campaigns.

- VB's one-day international cricket series.
- VB's V8 super cars.
- Carlton Draught's substantial sponsorship of racing in Victoria including three major race meetings (Caulfield Cup, Caulfield Guineas and Cox Plate).
- Carlton Draught's premier partnership with the AFL, which provided national TV, radio and print exposure of 276 games, attended by more than six million spectators.

Improving service and efficiencies

In keeping with its business strategy to minimize duplication and maintain a focus on costs, CUB completed the restructure of its sales force in August. This restructuring is providing direct benefits with improved business effectiveness through alignment of people, processes, systems, thinking and resources to deliver increased focus on the drivers of consumer behavior.

Australian Leisure and Hospitality (ALH) – a strong turnaround

ALH registered a promising recovery for the period, contributing EBIT of $62.2 million, up 4.7% on the December 2000 half.

Strategies put in place in the previous year produced positive results and, combined with prudent cost control and margin management, saw growth in on-premise bars, food and gaming that led to an improved profit performance.

In particular, gaming is performing well in all states where machine and game upgrades and venue refurbishments are delivering considerable benefits.

The division continued its property rationalisation programme to improve the quality of its portfolio; the sale of non-core hotels to fund refurbishment of hotels in the portfolio with significant potential continued. Major refurbishments were undertaken in 13 hotels and 13 were sold, with the proceeds reinvested into the business.

ALH received significant peer recognition through the period, winning 14 major hotel industry awards for excellence, including the national award for 'Best Bar Presentation and Service' for the Ramsgate Hotel in South Australia.

In addition, ALH launched a new liquor retail concept in Queensland called 'the Fridge' as part of its efforts to grow its retail liquor business. During the half, the Fridge concept was rolled out to 80 outlets, attached to prime hotel properties in Queensland.

Community concern about gaming continues to be a focus for ALH as it works closely with governments, regulatory and industry bodies to develop responsible gaming policies and practices. Staff training and the operation of a code of conduct at all venues remain key priorities. Overall, the aim is to exceed industry standards in ALH hotels.

Continental Spirits provides strong growth potential

Continental Spirits performed strongly, posting an EBIT of $9.6 million, up 33.3% on the December 2000 half. Continental Spirits now holds 16% of the spirits market and 7% of the RTD market which is growing at 30% per annum.

Initiatives to grow market share included the re-launch of the sub zero brand with a new flavour, a new advertising campaign for Cougar Bourbon and the repackaging of both Cougar and Black Douglas which all contributed to an 8.7% increase in total sales volume.

During the half, the spirits brands of Tarac Liquor Marketers were purchased by CUB adding Kirov Vodka, Black Jack Bourbon, Barossa Brandy and Prince of Wales Scotch to the Continental portfolio. The RTD market remains a growth opportunity. To capitalise on this growth, Continental Spirits is focussed on building brand equity within its core spirits brands and securing licence agreements to establish a solid platform for future development.

International Beer

During the half, Foster's Brewing International (FBI) continued its focus on achieving global icon status for the Foster's brand, leveraging innovative marketing campaigns and state of the art distribution systems, to extend Foster's reach around the world.

For the period, FBI delivered an EBIT contribution of $14.0 million, up 55.6% on the December 2000 half, on total volumes 3.0% lower, as a result of the difficult trading environment following the events of September 11 in the United States.

The increase in EBIT contribution was due mainly to the incremental guaranteed income from Foster's European partnership along with increased royalty payments from other licensing arrangements.

Foster's global net sales revenue (excluding royalty income) continued to grow strongly up 19.7% on the December 2000 half to $89.8 million.

Ongoing investment in marketing and sponsorships, especially in Formula One Grand Prix racing, is producing results with independent research showing Foster's is now the most recognized global sponsor of Grand Prix racing. This coincided with securing the title sponsorship of the Australian Grand Prix until 2006.

6 months to 31 December 2001	**2001 $m**	**2000 $m**	**% Change**
Earnings before interest and tax *	14.0	9.0	55.6

* 2000 restated for Continental Spirits NZ.

Europe and Middle East on Track

In the UK, despite beer industry consumption falling to its lowest level in 30 years, Foster's once again outperformed its competitors.

In Continental Europe, access to key growth markets was secured through new licensing arrangements to facilitate the launch of the brand across Europe and fuel volume growth in the region. Agreements were reached with Kronenbourg Breweries in France and Belgium, along with Centralcer in Portugal, to brew and sell Foster's under licence.

In the Middle East, conflict in the region, following September 11, impacted on trading conditions, with consumption declining sharply and the imposition of wartime insurance levy for all containers entering the Gulf further dampening demand.

America holds up in a tough environment

In spite of the events of September 11 and the economic and business setbacks experienced for a period after the event, continued investment in building the reach and presence of Foster's and improved distribution arrangements, drove the brand to rebound and outperform the competition in the import category for the 13 week period ending 31 December, 2001 according to A.C. Nielsen tracked off-premise data.

The new joint venture partnership with Miller is working successfully and resulted in greater focus and control over all aspects of marketing, and increased investment in advertising during the period.

The advertising campaign yielded results with both consumer awareness and recall continuously improving. The latest set of new television commercials continues to deliver. The highly successful, "How to Speak Australian" campaign was ranked number two in the industry for advertising awareness and this is expected to deliver significant benefits in the longer term.

Greater Asia distribution widens

The Asian markets were also severely impacted by the aftermath of the events of September 11 in the United States. Foster's trading performance in the region was affected with both EBIT and volumes lower for the period.

Despite the environment, Foster's remains committed to developing its business in the Asian region and continued to extend distribution of the brand in all key markets.

In China, the strategy of brand representation across all price categories is achieving results. Despite intense competition in the local Shanghai market, through the distribution alliance with Suntory, Guangming was able to retain its position as the leading brand in the locally priced segment and Bing Shuang (Cold Filtered) was successfully launched in the mainstream segment. Foster's distribution was extended to more than half of China's major cities and volumes increased accordingly. In a new development for this market, the Foster's Shanghai Brewery has been readied for the production of Flavoured Alcoholic Beverages (FAB's or RTD's such as sub zero). Foster's is now well positioned to take advantage of growth in RTD consumption in China and is one of the first major brewers to participate in the segment.

In Vietnam, increased domestic beer consumption and expanded distribution drove single-digit sales and profit growth. The core local brands BGI and Larue performed well in their regional markets, and Foster's further developed nationally. Foster's southern brewery in the Mekong Delta secured ISO 9002 accreditation and also began production of sub zero for local and export markets.

In India, distribution of Foster's continued to expand with the brand now available in six out of ten of the most influential markets in the country, with plans to complete this distribution over the coming year. Foster's India became the first brewery in the country to be awarded ISO 9001-2000 for quality standards in its Aurangabad brewery.

Exports to Asia increased with new distribution arrangements established to market and sell Foster's in Taiwan, Singapore and Korea.

Greater Pacific markets perform well

The Greater Pacific businesses performed well compared to the December 2000 half with the multi-product strategy for the region, which applies an integrated beverage model where a single sales force sells beer, wine and spirits, producing results.

In New Zealand, the focus on the premium end of the beer market together with the success of the integrated beverage model, helped withstand aggressive competition. Foster's continued to build market share in supermarkets through packaging improvements and innovation. In line with developing strategic alliances with FBI licensee partners and driving premium brands, New Zealand secured distribution for Miller Genuine Draft and Grolsch brands. The wine business continues to grow, with the recently purchased Matua achieving its highest sales volumes ever during November and December 2001.

The Pacific businesses continued to implement the integrated beverage model and began exporting spirits from the Pacific to New Zealand and wine from Australia to the Pacific.

In Fiji and Samoa, Foster's is in a strong position as the biggest seller of beer and is now adding Continental Spirits and Beringer Blass wines to its stable of products.

Global Wine

Beringer Blass Wine Estates (BBWE) had an excellent half achieving solid results in a very difficult trading environment. The division contributed EBIT of $250.1 million, up 49.2% on the December 2000 half which included three months of trading following the completion of the acquisition of Beringer in October 2000. The result was driven by the underlying strength of BBWE wine brands across each market.

During the half, the global wine trade business was restructured to establish strong regional businesses in the three key wine markets of the world: North America, Asia Pacific and UK/Europe. This reflects a strong commitment to building a truly global wine trade business. Each business operates with its own sales, marketing and finance teams, with general managers reporting directly to the Managing Director of BBWE.

The three channel wine strategy continued to deliver with both the Australian and US trade businesses outperforming their respective markets and the services and clubs businesses helping to lift overall returns for the wine division.

BBWE received a number of industry accolades and third party endorsements for its wines, including the listing of three wines from the BBWE portfolio in the influential Wine Spectator magazine 'Annual Top 100 Wines of the World'. The inclusion of three wines from three continents on this list, Wolf Blass 2000 Gold Label Riesling from Australia, Beringer 1999 Private Reserve Chardonnay from the United States and Travaglini 1997 Gattinara from Italy (an agency brand in the US), is acknowledgement of the quality and diversity of BBWE's premium wine portfolio.

6 months to 31 December 2001	**2001 $m**	**2000 $m**	**% Change**
Earnings before interest and tax			
Wine			
• Trade	209.6	127.5*	64.4
• Wine Clubs	28.2	30.8	(8.4)
• Wine Services	12.3	9.3	32.3
	250.1	167.6	49.2

* Includes only 3 months of Beringer for 2000

Wine Trade Division

The BBWE wine trade division includes all wine sold through traditional wine trade channels in Asia Pacific, North America and the UK/Europe. The Division enjoyed a strong half contributing EBIT of $209.6 million up 64.4% on the December 2000 half which included three months of trading following the completion of the acquisition of Beringer in October 2000. This was achieved despite very difficult trading conditions, particularly in the United States and Europe and is testament to the strength and appeal of the trade brands across all three key wine markets.

Wine Trade – Asia Pacific

Asia Pacific wine trade encompasses Australian domestic sales and sales to the Asia Pacific region.

Volumes for the Asia Pacific trade business increased 27.8% compared to the December 2000 half. The strong volume growth, in a market that was soft overall, was driven primarily by significantly increased spend behind the core brands in Australia, an investment which is expected to translate into increased EBIT in the second half. One-off costs associated with the realignment of the brand portfolio and restructure of the sales force in Australia also impacted on EBIT during the period.

Sales to the Asia region increased 14.6% and Wolf Blass is now the top-selling premium wine brand in Singapore.

Volume growth of 56.6% over the December 2000 half was achieved in New Zealand as Foster's International assumed control over wine distribution, including the recently acquired Matua Valley winery, reinforcing the success of the integrated beverage model.

Core brands lead the way

BBWE's strategy of investing in core brands across various price points that are 'best in class' for quality and margin yielded results, delivering double-digit growth in volumes. For the period, 59.6% of total domestic volume was contributed by the three core brands Wolf Blass, Jamiesons Run and Yellowglen, further reinforcing the merit of the core brand focus.

Wolf Blass volumes on a global basis increased by 19% from the December 2000 half. A new advertising campaign 'Always at its Peak' enjoyed a positive consumer response and strong recognition in the trade, driving brand recall and sales higher. Research to measure the effectiveness of the television advertising found that at the prompted level of recall, Wolf Blass leads, with 31% of the target market mentioning it.

The repackaging and pricing realignment of Eaglehawk helped to increase volumes by 187% from the December 2000 half. The success of Eaglehawk is in part due to the adoption of the BBWE US outsourcing model which maximizes returns, while maintaining strict control over product quality.

Yellowglen maintained its market position, despite the decline in the overall market for sparkling compared to the prior period, which included the Olympic uplift. Volumes increased 11% from the December 2000 half on the back of the successful 'seriously bubbly' sparkling outdoor advertising campaign.

Jamiesons Run volumes increased 23% domestically from the December 2000 half. Re-packaging and third party endorsements in the trade press played a major role in the brand's turnaround during the period.

Annie's Lane and Ingoldby brands also performed well, demonstrating encouraging potential for medium-term growth.

Industry recognition sets brands apart

The brand portfolio also continued to attract leading wine industry awards and rankings, for example:

- Beringer Blass won the James Busby Perpetual Trophy for "Australian Wine Company of the Year" in the Winestate Wine of the Year Awards 2001.
- Wolf Blass won Best Marketed Wine Brand of the Year in the Australian Liquor Industry Awards, while Wolf Blass Black Label 1998, winner of the 2001 Jimmy Watson Trophy, won a further two trophies and nine gold medals in major Australian wine shows.
- At the Royal Sydney Wine Show 2001, BBWE wines won three trophies and nine Gold medals.
- Wines produced at Cellarmasters' Barossa Valley winery, Dorrien Estate, won seven Trophies, including four at the Cowra Wine Show, in addition to 25 Gold, 93 Silver and 379 Bronze medals in other Australian wine shows.

Concerted sales effort yields results

The increase in volumes sold also reflects the considerable effort invested in refocusing the sales force in Australia including:

- deployment of a clearly defined portfolio strategy around the core brands;
- increasing sales force skills via training and adopting an enhanced consumer focus; and
- introduction of a sales incentive scheme to reward sales performance.

Wine Trade – North America

North American wine trade encompasses sales of Californian, Australian and European wines in North American markets.

Overall trading conditions for the period were challenging, particularly in the luxury segment. A slowdown in consumer take-away across all price brackets was evident before September 11, and the subsequent downturn in the travel and entertainment sectors affected on-premise sales. This decline was partly offset by increased sales in off-premise outlets, as consumers stayed closer to home.

Nevertheless, the division recorded double digit volume growth, an impressive performance and one that clearly demonstrates the strength and depth of BBWE's core brand portfolio across various price points and the quality of its distribution systems.

Market share growth across all segments

Beringer is well represented in all key categories: luxury (over US$12), premium (under US$12) and on-premise (restaurant and hotel consumption), and its core brands performed strongly, well exceeding overall category growth rates.

In A.C. Nielsen-tracked food and drug stores data[1] for the 26-week period ending 22 December 2001, BBWE significantly outperformed its competitors in the premium domestic and imported table wine category.

The volume growth was driven by a strong performance by the Australian brands, Stone Cellars and solid results from the Beringer Blush wines.

Stone Cellars, Beringer's new entry in the US$6-8 market of varietal wines, grew strongly as the brand continued to gain retail chain store distribution in major trade channels across the US, further boosting market penetration.

Volumes of Beringer Blush wines grew in soft market conditions. These brands continue to be important contributors to the Beringer portfolio.

In September, Beringer announced the purchase of Etude Wines, an ultra premium Napa Valley producer of Pinot Noir and Cabernet Sauvignon. The acquisition gives Beringer exposure to the growing US market for high-end niche varietal wines and is expected to deliver strong revenue growth.

Australian brands going strong

BBWE Australian brands grew strongly, with volumes up over 20% year-on-year in a category that grew by just over 10% according to A.C. Nielsen tracked food and drug store data for the 26-week period ending 22 December 2001.

The integration of the Beringer and Blass international operations was successfully completed. Australian brands were seamlessly incorporated into the BBWE distribution system and significant management resources are now devoted to marketing each brand with a combined sales force. The benefits of integration are having a positive impact on sales, with the Australian brands achieving increased display activity in chain stores across the US.

Greg Norman Estates continued its strong growth history with global volumes up more than 49% on the prior year. Black Opal also performed well, with double digit volume growth over the prior year.

Sales to the Canadian market increased significantly over the prior year, with Wolf Blass maintaining its mantle as the number one selling premium Australian wine brand in Canada.

Industry recognition continues

During the period, Beringer wines received widespread industry recognition, including:

- Wine Enthusiast magazine – Beringer Vineyards named "Winery of the Year" for 2001 and listed 2000 Meridian Vineyards Chardonnay, Santa Barbara County in its Best of Year 2001.
- San Francisco Chronicle – Beringer's Ed Sbragia named "Winemaker of the Year" for 2001.

---

[1] A.C. Nielsen food and drug store scanned retail activity captures about 30% of Beringer's business and is the only objective view of consumer activity considered to be a reliable directional indicator of broad consumer trends in the US.

- The Wine News December/January 2001-02 – the 1998 Meridian Vineyards Pinot Noir was named Santa Barbara County Best Value Pinot of the Year, and the 1998 Meridian Vineyards Syrah, Paso Robles one of the top 15 Best Value Syrahs of the Year.
- The Food and Wine magazine list of 'best wines' – named Beringer's Howell Mountain Merlot as the best wine in the luxury merlot category and the Meridian Santa Barbara Chardonnay as the best wine in the premium category.

Record Californian Harvest

The 2001 California grape harvest intake, which includes grapes the company grows, purchased grapes and purchased bulk wine, totalled a record 148,234 tonnes (163,400 US tons), an increase of 4.8% on the prior year. The increase in intake was due to growing demand for BBWE's White Zinfandel, White Merlot and Stone Cellars brands, which led to a 30% increase in purchases of bulk wine.

The quantity of grapes grown in BBWE's own vineyards increased by 9% as plantings matured and came on line during the half.

Wine Trade – UK/Europe

BBWE's UK/European trade business includes sales of Californian, Australian and European brands to the UK and European markets. For the period, sales were lower than expected due to several factors. The sale of Seagrams and its UK distribution operation, which distributed BBWE Australian brands in the UK, caused market place disruption while the European trade business slowed in response to the events of September 11 in the USA.

Consequently, in the UK, the sales and marketing effort behind the Australian portfolio has been boosted with a restructure of sales and distribution to facilitate a mix of direct representation for off-trade distribution of the brands and the appointment of the Scottish and Newcastle owned distribution business, Waverley Wines and Spirits, for on-trade distribution.

In Europe, the integration of the sales and marketing teams for Beringer Blass is proceeding well and will enable greater focus on the portfolio, better coverage in Europe and facilitate closer relationships with distributors.

The Wolf Blass brand continued to perform strongly in Ireland, where it is the number three brand in the Australian category. Wolf Blass is now in the top 10 selling wine brands in the Irish market and growing at 33% year on year in a market where Australian wines are achieving 15% growth.

The Californian portfolio is also growing and benefiting from the division's distribution strength in the UK and Ireland. In the UK, BBWE's Californian wines were up 37% by case volume, while in Ireland case volumes were up 22%.

Wine Clubs

Wine Clubs achieved a steady result with the Australian performance helping to offset difficult trading conditions experienced by international clubs. The EBIT contribution for Wine Clubs for the half was $28.2 million, down 8.4% on the December 2000 half. In Australia, Cellarmasters performed solidly. Several marketing initiatives helped sustain sales, including the introduction of Wine Bank, which offers cellaring services for customers. International Clubs endured difficult trading conditions and concentrated on reducing costs and increasing sales to offset the slower market.

Bourse du Vin International restructured its operations to reduce costs and improve its customer service by bringing its warehousing and distribution activities in-house.

German club operations stepped up marketing activities to address sluggish demand post September 11.

The Australian Wine Club in the UK purchased Mad About Wines which enhanced sales, while all businesses in the UK moved into a shared facility. The newly consolidated management team is starting to deliver results, with overall sales in the UK recovering in December.

The New Zealand club's new warehouse sales initiative delivered promising early results while a new telephone system is expected to deliver improved performances in the future.

In the US, business was soft as a result of a general slowdown in direct marketing activities, post September 11. Reduced telephone volume and customer suspicion surrounding mail offers following Anthrax scares affected sales. However, consolidation of the wine club operations in the US will continue to deliver cost savings and the business is expected to benefit from a return of consumer confidence.

While International Wine Accessories was also affected by a general slowdown in direct marketing activity in the US, the acquisition is performing in line with expectations.

Wine Services

Strong performances in the Wine Services division are being achieved through a combination of organic growth and the smooth integration of acquired businesses. The business increased EBIT by 32.3% on the December 2000 half to $12.3 million.

In Australia, Vinpac is the largest contract wine packaging provider bottling 3.6 million cases of wine during the half, which was 24.6% above the December 2000 half. Vinpac recorded increases in both wine cork sales and cases bottled for the period. With the acquisition in September of the assets of Tarac Bottlers, a contract wine bottling business based in the Barossa Valley, total Australian bottling throughput increased substantially.

Australasian oak barrel sales increased with the purchase of an interest in oak barrel producer AP John Pty Ltd and an equity partnership with Francois Freres, the world's second largest cooperage business.

Sobemab in France also recorded increases in wine cases bottled, up 41.7% on the previous corresponding period, to 3.1 million cases.

Lensworth

Lensworth, the Group's urban residential property business, achieved an EBIT of $9.1 million, down from $13.1 million in the December 2000 half due to one-off profits achieved from residual asset sales in the previous year.

Market conditions were robust with increased sales on all Australian residential projects aided by falling interest rates. The land development business continues to produce solid underlying growth, and Lensworth is now one of the leading residential developers in Australia.

At December 2001, Lensworth was managing assets with a book value of $256 million, before general provisions of $56 million. There were transfers of $16 million from general provisions to specific provisions to reflect concerns about the effect of the USA economic downturn on the recovery of residual assets in the USA.

Employees

Foster's recognises that its employees are a key part of its success. Programs to improve employee development and to better reward and recognise performance continued across the organisation. A new initiative to foster talent throughout the company with improved career planning and development programmes began rolling out across the business during the half. Foster's also has in place a Short Term Incentive Plan which aligns company performance, shareholder returns and personal work objectives to reward employee performance that delivers on all three categories. An increasing number of key executives total remuneration is tied to the successful execution of Foster's strategy through the group's Long Term Incentive Plan. All of these initiatives are clearly achieving results through improved performance and staff retention.

The group employs around 14,000 people (full time equivalents) and was also recently recognised as one of the top-ten best Australian companies to work for in the Best Employers to Work For Survey.

Outlook

While global economic conditions are expected to remain challenging over the next six months, all of the group's core businesses have demonstrated the ability to grow and are well placed to take advantage of improving market conditions.

The group, with its underlying strength, is expected to continue on its growth path and looks to the future with confidence.

DIRECTORS

The members of the Board of Directors of Foster's Group Limited who held office during the whole of the half year and up to the date of this report are as follows:

F J Swan	*Chairman*
M L Cattermole	
B Healey	
E T Kunkel	*President and Chief Executive Officer*
G W McGregor, AO	

Mr D A Crawford was appointed to the Board in August 2001 and continues in office at the date of this report.

ROUNDING

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 12th day of February 2002.

Frank J. Swan
Chairman

E.T. (Ted) Kunkel
President and Chief Executive Officer

Appendix 4B (equity accounted)
Half yearly report

FOSTER'S GROUP LIMITED

ABN	Half Yearly (tick)	Preliminary Final (tick)	Year Ended ('Current Period')
49 007 620 886	√		31 December 2001

Equity accounted results for announcement to the market

Extracts from this report for announcement to the market.

				$m
Sales revenue *(item 1.1.3)*	up	19.4%	to	$2,368.7
Profit(loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.24)*	up	21.0%	to	$344.0
Profit(loss) from ordinary activities after tax attributable to members *(item 1.9)*	up	20.6%	to	$322.2
Profit (loss) from extraordinary activities after tax attributable to members *(item 1.10)*	gain/(loss) of			Nil
Net profit (loss) for the period attributable to members *(item 1.12)*	up	20.6%	to	$322.2

Dividends	Amount per security	Franked amount per security at 30% tax (2000: 34% tax)
Interim dividend (item 15.6)	7.50 ¢	7.50 ¢
Previous corresponding period (item 15.7)	7.00 ¢	7.00 ¢

Record date for determining entitlements to the dividend *(see item 15.2)*	1 March 2002

Consolidated retained profits

		Current Period $m	Previous Corresponding Period $m
1.15	Retained profits at beginning of financial period	493.9	202.0
	Net profit (loss) attributable to members	322.2	267.1
1.16	Adjustment resulting from change in accounting policy		
1.17	Aggregate of amounts transferred from reserves		
1.18	Total available for appropriation	816.1	469.1
1.19	Dividends provided for or paid	(154.6)	(134.5)
1.20	Aggregate of amounts transferred to reserves	-	-
1.21	**Retained profits at end of financial period**	**661.5**	**334.6**

Profit restated to exclude amortisation of goodwill

		Current Period $m	Previous Corresponding Period $m
1.22	Profit(loss) from ordinary activities after tax before equity interests (item 1.7) and amortisation of goodwill	345.5	285.5
1.23	Outside equity interests	(1.5)	(1.3)
1.24	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**344.0**	**284.2**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $m	Related tax $m	Related outside equity interests $m	Amount (after tax) attributable to members $m
2.1	Amortisation of goodwill	21.8			21.8
2.2	Amortisation of other intangibles	1.6			1.6
2.3	Total amortisation of intangibles	23.4			23.4
2.6	Extraordinary items	-	-	-	-
2.7	Total extraordinary items	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current Period $m	Previous Corresponding Period $m
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.10 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	N/A	N/A

Exploration and Evaluation Expenditure Capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.)

		Current Period $m	Previous Corresponding Period $m
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties		
5.6	**Closing Balance as Shown in the Consolidated Statement of Financial Position (item 4.11)**		

Development Properties

(To be completed only by entities with mining interests if amounts are material)

		Current Period $m	Previous Corresponding Period $m
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing Balance as Shown in the Consolidated Statement of Financial Position (item 4.12)**		

Consolidated Statement of Cash Flows

		Current Period $m	Previous Corresponding Period $m
	Cash Flows Related to Operating Activities		
7.1	Receipts from customers	3,030.9	2,750.8
7.2	Payments to suppliers, governments and employees	(2,791.8)	(2,428.0)
7.3	Dividends received	-	-
7.4	Interest and other items of similar nature received	41.1	67.8
7.5	Interest and other costs of finance paid	(154.5)	(109.5)
7.6	Income taxes paid	(67.3)	(85.7)
7.7	Other	-	-
7.8	**Net Operating Cash Flows**	**58.4**	**195.4**
	Cash Flows Related to Investing Activities		
7.9	Payment for purchases of property, plant and equipment and agricultural assets	(125.1)	(125.3)
7.10	Proceeds from sale of property, plant and equipment	38.8	5.2
7.11.1	Payments to acquire controlled entities (net of cash balances acquired)	(95.4)	(2,258.5)
7.11.2	Payments to acquire outside equity interest in controlled entities	(0.3)	-
7.11.3	Payments for acquisition of investments and other assets	(10.9)	(14.5)
7.12.1	Proceeds from sale of controlled entities	-	-
7.12.2	Proceeds from sale of investments and other assets	-	-
7.13	Loans made	-	-
7.14	Proceeds from repayment of loans	-	5.7
7.15	Other	-	-
7.16	**Net Investing Cash Flows**	**(192.9)**	**(2,387.4)**
	Cash Flows related to Financing Activities		
7.17	Proceeds from exercise of options and capital called up	1.2	10.7
7.18	Proceeds from issue of shares	95.3	688.5
7.19	Proceeds from borrowings	247.8	1,232.3
7.20	Proceeds from issue of convertible bonds	-	731.7
7.21	Repayment of borrowings	(300.6)	(646.2)
7.22	Distributions to outside equity interest	(0.2)	-
7.23	Dividends paid	(86.0)	(70.9)
7.24	Payment for shares bought back	-	(9.8)
7.25	**Net Financing Cash Flows**	**(42.5)**	**1,936.3**
7.26	**Net increase (decrease) in cash held**	**(177.0)**	**(255.7)**
7.27	Cash at beginning of the year	534.5	504.8
7.28	Effects of exchange rate changes on foreign currency cash flows and cash balances	5.0	(12.5)
7.29	**Cash at the end of the year** (refer Reconciliation of Cash)	**362.5**	**236.6**

Non-Cash Financing and Investing Activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows: Nil

Reconciliation of Cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current Period $m	Previous Corresponding Period $m
8.1	Cash on hand, at bank and in transit	177.1	223.7
8.2	Deposits at call	195.3	21.5
8.3	Bank overdraft	(9.9)	(8.6)
8.4	Other	-	-
8.5	**Total Cash at End of Period** (item 7.29)	**362.5**	**236.6**

Ratios

		Current Period	Previous Corresponding Period
9.1	**Profit Before Tax / Sales** Consolidated operating profit from ordinary activities before tax (item 1.5) as a percentage of sales revenue (item 1.1.3)	19.5%	18.5%
9.2	**Profit After Tax / Equity Interests** Consolidated net profit from ordinary activities after tax attributable to members (item 1.9) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	7.8%	8.2%

Earnings Per Security (EPS)

		Current Period	Previous Corresponding Period
10.1	Calculation of the following in accordance with AASB 1027: Earnings per Share		
	(a) Basic EPS	15.9 cents	14.5 cents
	(b) Diluted EPS (if materially different from (a))	15.9 cents	14.3 cents
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	2,020,116,029	1,830,616,308

NTA Backing

		Current Period	Previous Corresponding Period
11.1	Net tangible asset backing per ordinary share	$0.68	$0.27

The net asset backing per ordinary share was $2.02 at end of the current period and $1.71 at the end of the previous corresponding period.

Details of Specific Receipts/Outlays, Revenues/Expenses

		Current Period $m	Previous Corresponding Period $m
12.1	Interest revenue included in determining item 1.5	35.8	33.4
12.2	Interest revenue included in item 12.1 but not yet received (if material)	20.3	24.5
12.3	Interest expense included in item 1.5 (include all forms of interest, lease finance charges, etc.)	128.8	107.7
12.4	Interest costs excluded from borrowing costs, capitalised in asset values	11.3	6.4
12.5	Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles	-	-
12.6	Depreciation and amortisation (excluding amortisation of intangibles)	79.6	63.3

Control Gained Over Entities Having Material Effect

13.1	Name of entity (or group of entities) *	N/A
13.2	Consolidated profit (loss) from ordinary and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired.	N/A
13.3	Date from which such profit (loss) has been calculated	N/A
13.4	Consolidated profit (loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period.	N/A

Loss of Control of Entities Having Material Effect

14.1	Name of entity (or group of entities) *	
14.2	Consolidated profit (loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated operating profit (loss) and extraordinary items after tax from sale of interest leading to loss of control	N/A

* No acquisition or disposal of a controlled entity or group of controlled entities during the current period affected the economic entity's profit or loss by more than 5% of the previous corresponding period's

Details of Aggregate Share of Profits (Losses) of Associates and Joint Venture Entities

		Current Period $m	Previous $m
16.1	Profit(loss) from ordinary activities before income tax	1.9	41.4
16.2	Income tax on ordinary activities	-	(3.7)
16.3	Profit(loss) from ordinary activities after income tax	1.9	37.7
16.4	Extraordinary items net of tax	-	-
16.5	Net profit (loss)	1.9	37.7
16.6	Outside equity interests	-	-
16.7	Net profit (loss) attributable to members	1.9	37.7

Material Interests in Entities Which are not Controlled Entities

The economic entity has an interest (that is material to it) in the following entities.

Name of Entity		Percentage of Ownership Interest Held at End of Period or Date of Disposal		Contribution to Profit(loss) (item 1.5)	
		Current Period	Previous Corresponding Period	Current Period $m	Previous Corresponding Period $m
17.1	**Equity accounted associates and joint venture entities**	N/A	N/A	N/A	N/A
17.2	**Total**				
17.3	**Other material interests**	N/A	N/A	N/A	N/A
17.4	**Total**				

There are no material interests in entities which are not controlled entities.

Issued and Quoted Securities at End of Current Period (continued)

(4) OPTIONS	Shares Represented	Number Quoted	Exercise Price dollar/share	Expiry Date
Issued during the Current Period				
Nil	-	-	-	-
Total Options on Issue at end of the Current Period				
Employee Options	50,000	-	2.12 (5)	11/05
Employee Options	160,000	-	2.36 (5)	11/05
Employee Options	250,000	-	2.73 (5)	11/05
Employee Options	1,200,000	-	2.12 (6)	11/05
Employee Options	160,000	-	2.36 (6)	11/05
Employee Options	150,000	-	2.73 (6)	11/05
Employee Options	420,000	-	2.48 (6)	11/05
	2,390,000			

The abovementioned employee options over unissued ordinary shares can only be exercised if the Foster's Group Limited share price reaches or exceeds on any five consecutive business days during the 12 months preceding the time of exercise: $3.08 in respect of the options marked (5) and $3.40 in respect of the options marked (6), with both series of options expiring in 2005.

The criteria allowing the options expiring in 2005 to be exercised has been met.

Additional Disclosure for Trusts

19.1	Number of units held by the management company or a related party of it	N/A
19.2	A statement of the fees and commissions payable to the management company Identify: · initial service charges · management fees · other fees	N/A

Annual Meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the annual report will be available	

Compliance Statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law.

2 This report and the financial statements prepared under the Corporations Law, use the same accounting policies.

3 This report gives a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies.

(Tick one)

	The financial statements have been audited.	√	The financial statements have been subject to review.
	The financial statements are in the process of being audited or subject to review.		The financial statements have not yet been audited or reviewed.

5 No qualifications have been made by the auditors.

6 The entity has a formally constituted audit committee.

Signed: .... Date: 12 February 2002

P. A. BOBEFF

GROUP LIMITED
OR INDUSTRY AND GEOGRAPHICAL SEGMENTS

APPENDIX A

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation $m	Total operating revenue $m	Inter segment sales $m	Net external operating revenue $m	Operating profit before income tax and significant items $m	Significant items $m	Profit from ordinary activities before income tax $m
2001											
gments											
Beer	1,851.1	250.7	36.5	29.6	-	809.8	(47.0)	762.8	242.3		242.3
l Beer	289.0	70.0	2.4	4.8	0.2	110.6		110.6	14.0		14.0
	165.1	11.0	0.7	1.1	-	63.3	(4.2)	59.1	9.6		9.6
l hospitality	777.4	79.1	21.0	16.5	-	446.8		446.8	62.2		62.2
	5,522.3	399.2	147.1	49.2	-	1,068.2	(1.3)	1,066.9	250.1		250.1
d investments	199.6	89.0	0.2	-	-	54.3		54.3	9.1		9.1
	485.3	510.8	-	1.8	8.8	66.6		66.6	(31.8)		(31.8)
	9,289.8	1,409.8	207.9	103.0	9.0	2,619.6	(52.5)	2,567.1	555.5		555.5
d											
st bearing liabilities	372.4	4,032.3									
x assets/tax provisions	308.6	367.4									
expense											(93.0)
	9,970.8	5,809.5									462.5
2000											
gments											
Beer	1,804.7	255.5	38.1	24.5	-	798.5	(38.7)	759.8	231.1	(8.5)	222.6
l Beer	258.8	39.3	3.8	4.5	0.3	90.2		90.2	9.0	36.7	45.7
	132.6	21.2	0.1	1.3	-	55.3	(1.8)	53.5	7.2		7.2
hospitality	783.3	79.9	30.3	13.0	3.4	428.0		428.0	59.4		59.4
	4,879.7	473.9	1,523.6	38.0	-	679.5	(1.5)	678.0	167.6	(39.5)	128.1
d investments	176.0	100.9	0.3		-	71.2		71.2	13.1		13.1
	409.1	489.5	0.4	0.7	9.8	54.9		54.9	(15.6)	(18.6)	(34.2)
	8,444.2	1,460.2	1,596.6	82.0	13.5	2,177.6	(42.0)	2,135.6	471.8	(29.9)	441.9
st bearing liabilities	245.2	3,683.3									
assets/tax provisions	104.9	343.6									
expense											(74.3)
	8,794.3	5,487.1									367.6

operates predominantly in the beverage industry which includes the production and marketing of alcoholic and non-alcoholic beverages and a major investment in licensed properties.
rest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Intersegment pricing is on an arm's length basis.
has certain investments in joint venture partnerships which are equity accounted but are not material. The comparative revenue and operating profit before interest and tax figures have been
the transfer of the Continental Spirits New Zealand business from the Spirits segment to International Beer.

FOSTER'S GROUP LIMITED
REPORT FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS **APPENDIX A**

Industry segment (continued)

The International beer segment includes an investment in Foster's USA, LLC of $75.9 million (2000 $67.4 million), an equity accounted joint venture partnership. The Group's share of the operating profit before tax from Foster's USA, LLC was $1.9 million (2000 $41.4 million).

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Net external operating revenue $m
		2001	
Geographical segment			
Australia	**4,743.3**	**106.4**	**1,617.1**
Asia and Pacific	**233.5**	**3.1**	**122.7**
Europe	**354.7**	**3.8**	**159.5**
Americas	**3,958.3**	**94.6**	**667.8**
	9,289.8	**207.9**	**2,567.1**
Unallocated			
Cash	**372.4**		
Deferred tax assets	**308.6**		
	9,970.8		
		2000	
Geographical segments			
Australia	4,519.3	108.2	1,519.4
Asia and Pacific	169.1	2.3	92.9
Europe	249.2	18.1	146.4
Americas	3,506.6	1,468.0	376.9
	8,444.2	1,596.6	2,135.6
Unallocated			
Cash	245.2		
Deferred tax assets	104.9		
	8,794.3		

Previously for geographic segment disclosure, domestic production exported to an overseas location was reported in the domestic geographic location i.e. segment revenue was reported by source of production. Under the risk based approach of the revised segment reporting standard, results are to be disclosed according to the risks (economic, political, currency, etc.) associated with particular sales markets. That is, revenue is reported by geographic location of the sale.

Comparatives have been restated to reflect this changed approach.

Foster's Group Limited
Directors' Declaration

The directors declare that the financial statements and notes, in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules for the consolidated entity,

(a) comply with Accounting Standards, the Corporation Act 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 12th day of February 2002.

Frank J. Swan
Chairman

E.T. (Ted) Kunkel
President and Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

333 Collins Street
MELBOURNE VIC 3000
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwcglobal.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent Review Report to the Members of Foster's Group Limited

Scope

We have reviewed the financial report of Foster's Group Limited (the Company) for the half year ended 31 December 2001. The financial report comprises pages 2 to 8, 13 (excluding reference to the report by Directors), 15, 16 and 17 of the half yearly report included in the attached Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration attached thereto. The Company's directors are responsible for the financial report which includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or during, the half year. We have performed an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission and the ASX. This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements, the Corporations Act 2001 in Australia and ASX Listing Rules relating to the half year financial reports so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the Company is not in accordance with:

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half year ended on that date; and
  (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements and ASX Listing Rules relating to half yearly financial reports.

PricewaterhouseCoopers
Chartered Accountants

Paul V Brasher

Melbourne